Exhibit 99.3

CONSENT OF STEVEN R. KOEHLER

The undersigned hereby consents to the use of the information contained in the Management’s Discussion and Analysis of Gold Standard Ventures Corp. for the nine months ended September 30, 2020 which is represented as having been reviewed and approved by the undersigned, and to the references, as applicable, to the undersigned's name, and to the incorporation by reference of such information in the Registration Statement on Form F-10 of Gold Standard Ventures Corp. (File No. 333-248661).

/s/ Steven Koehler
Steven R. Koehler, B.Sc., QP, CPG

November 12, 2020